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                                                                    EXHIBIT 99.1


VIA SEDAR                                                      NOVEMBER 21, 2002

     TO:       Alberta Securities Commission
               British Columbia Securities Commission
               The Manitoba Securities Commission
               Office of the Administrator, New Brunswick
               Securities Commission of Newfoundland
               Nova Scotia Securities Commission
               Ontario Securities Commission
               Registrar of Securities, Prince Edward Island
               Commission des valeurs mobilie du Quebec
               Saskatchewan Securities Commission
               The Toronto Stock Exchange
               The United States Securities and Exchange Commission The New York Stock Exchange

                        RE: ROYAL GROUP TECHNOLOGIES LIMITED

     Dear Sirs:

         We advise the following with respect to the upcoming Meeting of shareholders for Royal Group Technologies Limited:

         1.  MEETING TYPE                                  : ANNUAL
         2.  SECURITIES DESCRIPTION OF VOTING ISSUE        : SUB-VOTING SHARES
         3.  CUSIP                                         : 779915107
         4.  RECORD DATE                                   : JANUARY 1, 2003
         5.  MEETING DATE                                  : FEBRUARY 20, 2003

         Please contact me if you have any questions.

      Yours truly,
      Royal Group Technologies Limited

      Mark O. Badger
      Vice President, Corporate Communications

      Cc:  Shirley Tom, Computer Trust Company of Canada
      Bcc: Vic De Zen
           Douglas Dunsmuir
           Ron Goegan
           Scott Bates